UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                          First Sierra Financial, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per Share
                         (Title of Class of Securities)

                                   335-944-104
                                 (CUSIP NUMBER)

                                   Jane Beatty
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, 5th Floor
                        Toronto, Ontario, Canada, M2M 4H5
                                 (416) 730-6178
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person have previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   335-944-104

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ontario Teachers' Pension Plan Board

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [_]
         (b)      [_]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         00

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         1,070,779

8.       SHARED VOTING POWER

         0


9.       SOLE DISPOSITIVE POWER

         1,070,779

10.      SHARED DISPOSITIVE POWER

          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,070,779

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [__]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         EP

     Ontario Teachers' Pension Plan Board ("OTP") hereby amends its statement on
Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of First Sierra Financial, Inc. (the "Issuer") dated December 6, 1999 (the "Schedule 13D"), as set forth below. All terms defined in the
Schedule 13D have the same meanings in this Amendment No. 1.

     Item 5. Interest in Securities of the Issuer.

     (a) The last sentence of the first paragraph is hereby restated in its entirety as follows:

     "Based upon publicly available information, 18,962,815 shares of Common Stock were outstanding on November 1, 1999."

     The following paragraph is hereby inserted after the first paragraph:

     "As of January 27, 2000, OTP beneficially owned 1,070,779 shares of Common Stock, which constitutes beneficial ownership of 5.6% of the outstanding shares of Common Stock. Based upon publicly available information, 18,962,815 shares of Common Stock were outstanding on November 1, 1999."

     (b) The following paragraph is hereby inserted after the last paragraph:

     "As of January 27, 2000, OTP has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,070,779 shares of Common Stock."

     (c) The following paragraph is hereby inserted after the last paragraph:

     "The following table describes transactions in the Common Stock by OTP in the sixty days prior to January 27, 2000.

Date of                  Number of            Purchase (P)     Price per         Where and how
Transaction              Securities           or Sale (S)      Share*            transaction effected
12/29/99                 50,000                    S           $17.43            All transactions
12/30/99                 10,200                    S           $16.96            effected through
1/18/00                  10,000                    S           $20.00            a broker on
1/19/00                  10,000                    S           $20.00            Nasdaq
1/20/00                  40,000                    S           $20.00
1/21/00                  15,000                    S           $20.00
1/24/00                  20,000                    S           $20.00
1/26/00                  50,000                    S           $20.15
1/26/00                  80,000                    S           $21.18
1/27/00                  75,000                    S           $22.12

     *Price per Share is net of commissions.

     Except as described above, neither OTP nor, to the best knowledge of OTP, any of the persons listed in Schedule A effected any transactions in the Common Stock in the sixty days prior to January 27, 2000."

                                    SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 27, 2000

                                            ONTARIO TEACHERS' PENSION PLAN BOARD



                                            /s/ Jane Beatty
                                            ---------------
                                            Name:   Jane Beatty
                                            Title:  Legal  Counsel, Investments

         Schedule A is hereby restated in its entirety as follows:

                                   SCHEDULE A



     The following tables set forth for the directors, controlling persons and executive officers of OTP (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted. Each of the following persons is a citizen of Canada.

          Executive Officers, Controlling Persons and Directors of OTP

NAME                               RESIDENCE OR BUSINESS ADDRESS        PRINCIPAL OCCUPATION OR EMPLOYMENT
----                               -----------------------------        ----------------------------------
Claude Lamoureux                   5650 Yonge Street                    President and Chief Executive
                                   5th Floor                            Officer of OTP
                                   Toronto, Ontario
                                   M2M 4H5

Robin Korthals                     121 King Street West                 Retired Financial Executive
(Chairperson)                      Suite 2525
                                   Toronto, Ontario
                                   M5H 3T9

Jalynn Bennett                     247 Davenport Rd.                    President of Jalynn H. Bennett Associates, a
(Director)                         Suite 303                            strategic planning consulting firm whose
                                   Toronto, Ontario                     principal business address and office are the
                                   M5R 1J9                              same as for Ms. Bennett

David Lennox                       55 Lombard Street                    Retired Secretary for Ontario Teachers'
(Director)                         Suite 413                            Federation, a teacher's union
                                   Toronto, Ontario
                                   M5C 2R7

Ann Finlayson                      440 Markham Street                   Self-employed journalist, speaker, freelance
(Director)                         Toronto, Ontario                     editor and consultant
                                   M6G 2L2

Lucy Greene                        1736 Caughey Lane                    Retired Human Resources Executive for Sun
(Director)                         Penetang, Ontario                    Life Assurance Company of Canada
                                   L9M 1X4

Geof Clarkson                      P.O. Box 251                         Retired Partner with Ernst & Young
(Director)                         Toronto-Dominion Centre
                                   Toronto, Ontario
                                   M5K 1J7

Gary Porter                        820-439 University Ave.              Self-employed Chartered Accountant
(Director)                         Toronto, Ontario
                                   M5G 1Y8

Ralph Lean, Q.C.                   Cassels Brock & Blackwell            Corporate & Commercial Lawyer
(Director)                         40 King Street West
                                   Suite 2100
                                   Toronto, Ontario
                                   M5H 3C2

Robert Bertram                     5650 Yonge Street                    Senior Vice President, Investments of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Allan Ressor                       5650 Yonge Street                    Senior Vice President, Member Services and
                                   5th Floor                            Chief Information Officer of OTP
                                   Toronto, Ontario
                                   M2M-4H5

John Brennan                       5650 Yonge Street                    Vice President, Human Resources and Public
                                   5th Floor                            Affairs of  OTP
                                   Toronto, Ontario
                                   M2M-4H5

Andrew Jones                       5650 Yonge Street                    Vice President, Finance of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Peter Maher                        5650 Yonge Street                    Vice President, Internal Audit of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Roger Barton                       5650 Yonge Street                    Vice President, General Counsel & Secretary
                                   5th Floor                            of OTP
                                   Toronto, Ontario
                                   M2M-4H5

Rosemarie McClean                  5650 Yonge Street                    Vice President, Client Services of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Morgan McCague                     5650 Yonge Street                    Vice President, Quantitative Investments of
                                   5th Floor                            OTP
                                   Toronto, Ontario
                                   M2M-4H5

Neil Petroff                       5650 Yonge Street                    Vice President, International Equity Indexes,
                                   5th Floor                            Fixed Income and Foreign Exchange of OTP
                                   Toronto, Ontario
                                   M2M-4H5

Brian Gibson                       5650 Yonge Street                    Vice President, Equities of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Michael Lay                        5650 Yonge Street                    Vice President, Merchant Banking of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Brian Muzyk                        5650 Yonge Street                    Vice President, Real Estate of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5

Leo de Bever                       5650 Yonge Street                    Vice President, Research & Economics of OTP
                                   5th Floor
                                   Toronto, Ontario
                                   M2M-4H5